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The New York Times

SundayBusiness

SUNDAY, JANUARY 7, 2007

Mutual Funds Report

One Way to Play the Mergers Boom

By BARRY REHFELD



MERGERS and acquisitions have been booming, and investors looking for a way to profit from them have a simple solution at hand: they can invest in mutual funds that specialize in buying shares of companies that are being acquired.

But don't expect to make a killing. These funds — and there are at least five of them — are generally considered to be having a good year if they double the returns on three-month Treasury bills. Last year, the five funds returned 10.1 percent, on average, while T-bills averaged less than 5 percent, but still gained far less than the nearly 16 percent return for the Standard & Poor's 500-stock index. Over five years, the funds' return was 5.5 percent, annualized, compared with 6.2 percent for the S.& P.

Mainly, the funds offer extremely consistent gains from a highly diverse portfolio, and at the end of a year investors almost always have more than they did in January. Consider the **Merger Fund**, the oldest and biggest at $1.5 billion. It has had only one losing year out of 17. The **Gabelli ABC** fund, the second-oldest and third-largest with $193 million in assets, is a perfect 13-0.

"What we do is fairly straightforward," said Frederick W. Green, president of the Merger Fund. "We're the sleep-well-at-night fund."

The gains come from buying shares in a company that is being acquired, but for less than the acquirer plans to pay, then cashing out when the deal is done. Because, as Mr. Green says, 95 percent of the mergers are completed, generally within a matter of months, it's a pretty safe bet that buyers will earn the difference, or spread, between the two prices.

The favorable odds go a long way toward explaining why merger or risk arbitrage, as the strategy is known, produces returns that tend to be lower, on average, than those of other stock investments.

Investors trying to buy the shares after a merger announcement can't expect to get the stock for much less than the acquirer's offer, because the current shareholders can reasonably count on getting that price shortly. How much less depends on a number of factors for both buyer and seller — for example, what their money could reliably earn in another investment, like three-month Treasury bills, or the value attached to the 1-in-20 possibility that the deal will fall through (say, over regulatory problems).

When mergers are plentiful, as they are now, fund managers can pick their targets more

Steadier Stock Returns

Performance of the Merger Fund, which tries to benefit from pricing discrepancies in mergers and acquisitions.


+120% Total return since 1997
S. & P. 500
90
Merger Fund
60
Lehman aggregate bond index
30
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

Source: Bloomberg Financial Markets

The New York Times

carefully than usual. And with interest rates having edged higher, the spreads have widened between the post-announcement market price and the offer price.

At times, some merger funds will short the stock of the acquirer as well as buy shares in the target company. The tactic is similar to that used by hedge funds engaged in arbitrage, though without black-box secrecy or the risk of leveraging. The price of the acquirer's shares tends to slip after the offer is made, so shorting those shares is a way to improve returns.

It's tough for a small investor to get more than a taste of M.&A. gains.

The five-year-old **AXA Enterprise Mergers and Acquisitions** fund, the second-largest fund with $304 million in assets, adds a much riskier arbitrage strategy to the mix. One-third of its capital is invested in companies that Mario J. Gabelli, the veteran money manager who oversees the fund along with his namesake ABC fund, regards as having the potential to be acquired. For example, three companies in which he invests as takeover candidates are **U.S. Cellular, Sensient Technologies** and **Cadbury Schweppes.**

Potential takeover targets in general are more speculative investments than the traditional arbitrage plays. If the main appeal of a company is its takeover potential and no offers materialize, its stock price may fall and give the fund a loss. On the other hand, if the company is taken over, the fund gets the full measure of the premium the acquirer pays. Such gambles increase risk, but may also improve total returns dramatically over the standard arbitrage performance — as was the case in 2006 with AXA Enterprise.

For the year, according to Morningstar, AXA Enterprise gained 15.2 percent, more than three percentage points ahead of Gabelli ABC, the runner-up, at 12 percent. They were followed by the Merger Fund, at 11 percent; the year-old, $7 million **QCM Absolute Return** fund, at 7 percent; and the six-year-old, $84 million **Arbitrage** fund, at 6.1 percent.

But while 2006 was a good year for the funds, not even AXA Enterprise quite caught up with the S.& P. index, which returned 15.8 percent for the year. Over one-, three- and five-year stretches, the returns of the group averaged several percentage points below those of the S.& P.

Another concern is cost. Four of the funds have expense ratios that are higher than the mutual fund average of 1.27 percent, according to S.& P. (And Enterprise has a front-end load, or sales charge, of 4.75 percent.)

The exception is Gabelli ABC, whose ratio is half the average. But its minimum initial investment is $10,000 (though down from $50,000 in 2005), versus $2,000 or $2,500 at the other funds. And investors can buy it only through Gamco Investors, Gabelli ABC's money management parent.

There are also taxes to consider. "These funds deal in short-term trades, so if they make money there are going to be capital gains to pay," says Russel Kinnel, director of research at Morningstar. "They're better for retirement portfolios."

Mr. Kinnel also says that these funds' returns may be squeezed over the long run by competition from hedge funds. As the number of hedge funds increases and their war chests grow, more dollars are likely to be chasing a shrinking number of deals, since merger mania can't be expected to continue forever. The growth in competition may be a compliment to the arbitrage strategy, but spreads would be likely to narrow, thus hurting the performance of all arbitrage funds.

Zoë Brunson, director of portfolio services at S.& P., suggests that if investors are convinced that the good times for mergers will continue, and want to profit directly, they have alternatives to arbitrage funds. They might try small-cap funds, she said.

"You get your exposure to mergers and acquisitions because that's where a lot of them are," she said. "You may take on more risk, but there's greater upside potential.Not that they're better. It's just a matter of what you have an appetite for."

The performance figures discussed herein represent past performance and may not be indicative of future results. The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

Investors should carefully read the Fund's prospectus and consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund. Investors may obtain a prospectus and current month-end performance by calling 800-343-8959.

Merger MERFX

Analyst Report
by Dan Culloton

Morningstar's Take | 11-20-06

Merger Fund is adding to its game.

This fund sticks out in the long-short category. Unlike many funds in the group, it doesn't try to balance its short positions with those it holds for the long term. Neither does it base its shorts on some bottom-up or top-down assessment of stock valuations or attractiveness. Rather, it tries to capture the spread between the share price of firms that are about to be acquired and their proposed purchase prices. It does this by buying the shares of the target companies of deals the managers like and sometimes shorting the stocks of the acquiring firm. This minimizes the risk of stock fluctuations, leaving the fund and its shareholders exposed only to the risk that the transactions don't close.

Consequently, the key to making this strategy—which aims to produce consistent positive returns with low volatility—work over the long term is the ability to pick the right mergers and acquisitions. The management team has a longer record of evaluating and selecting arbitrage opportunities than any of its peers in the tiny subset of open-end funds that employ strategies like this. Furthermore, it hasn't rested on its laurels. This year it has implemented new quantitative tools to, among other things, help the managers compare their own estimate of the probability of a deal's success with what the market thinks might happen. The new systems haven't supplanted management's qualitative research into the strategic rationale and financial structure of transactions—which Fred Green and Bonnie Smith have practiced for more than two decades—but the tools have helped them pick exit and entry points and hedge individual investments.

Assessing deal risk is essential for this fund because it is often drawn to situations that are fraught with regulatory and competitive complications, such as German utility E.ON's bid for Spanish power company Endesa. So it's encouraging an established fund is still honing its competitive edge.

Dan Culloton is a senior fund analyst for Morningstar.

Year	Total Return (%)	+/–Category
YTD	10.98	3.92
2006	10.98	3.92
2005	0.81	–3.75
2004	2.71	–2.21
2003	11.04	1.71

Data through 12-31-2006

Important Disclosure Information

The performance figures discussed herein represent past performance and may not be indicative of future results. The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

Investors should carefully read the Fund's prospectus and consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund. Investors may obtain a prospectus and current month-end performance by calling 800-343-8959.

Stewardship Grade

This shop of specialists is special.

Kudos

Fine long-term record.

Low correlation to broader market.

Experienced management.

Low volatility.

The fund's expense ratio has fallen in recent years.

Risks

Lack of new mergers and failure of some previously announced transactions to close could hinder performance.

The fund can and does put a small portion of its money in restructuring plays.

The fund can rack up additional trading costs due to high turnover. It also can incur costs when it sells stocks short or sells borrowed shares with the intention of buying them back at a lower price and pocketing the difference. The fund must pay the dividends on stocks it borrows, although management contends it offsets that expense with interest earned on the cash generated by the sale of the borrowed shares.

High turnover can result in short-term capital gains distributions, which are taxed at a higher rate than long-term gains (those on securities held more than a year).

Strategy

This fund uses a merger-arbitrage strategy, buying the stock of acquisition targets and occasionally shorting the acquirer's stock. If the deal closes, the fund makes money. The fund can also invest in corporate reorganizations, and in certain circumstances, it will use options and invest in corporate bonds. The offering's fixed-income positions are usually small, though. Before investing, management researches the strategic rationale behind the merger. It shoots for a 10% to 15% gain on its investments.

Management

No retail mutual fund manager has been doing merger arbitrage exclusively longer than comanagers Fred Green and Bonnie Smith. They have been at the fund's helm since its inception in 1989. Their firm, Westchester Capital Management, has been doing merger arbitrage for private and institutional accounts since 1980. Four other portfolio managers and traders support Green and Smith.

Inside Scoop

This fund invests exclusively in companies involved in announced mergers or acquisitions. That strategy isn't as risky as it might sound. The fund shoots for a 10% gain per year, and its volatility is extremely low for a stock fund.

Role in Portfolio

Specialty. The fund is a nice diversifier, and it is therefore appropriate for a small part of investors' portfolios.